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                                                                    EXHIBIT 23.3


                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

AUDITOR'S REPORT

To the general meeting of the shareholders of Frigoscandia Holding AB

Corporate identity number 556542-7704



We have audited the annual accounts, the consolidated accounts, the accounting records and the administration of the board of directors and the managing director for the year 2000. These accounts and the administration of the company are the responsibility of the board of directors and the managing director. Our responsibility is to express an opinion on the annual accounts, the consolidated accounts and the administration based on our audit.

We conducted our audit in accordance with generally accepted auditing standards in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance that the annual accounts and the consolidated accounts are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the accounts. An audit also includes assessing the accounting principles used and their application by the board of directors and the managing director, as well as evaluating the overall presentation of information in the annual accounts and the consolidated accounts. As a basis for our opinion concerning discharge from liability, we examined significant decisions, actions taken and circumstances of the company in order to be able to determine the liability, if any, to the company of any board member or the managing director. We also examined whether any board member of the managing director has, in any other way, acted in contravention of the Companies Act, The Annual Accounts Act or the Articles of Association. We believe that our audit provides a reasonable basis for our opinion set out below.

The annual accounts and the consolidated accounts have been prepared in accordance with the Annual Accounts Act and, thereby, give a true and fair view of the company's and the group's financial position and results of operations in accordance with generally accepted accounting principles in Sweden.

Accounting practices used by the company in preparing the accompanying financial statements conform with generally accepted accounting principles in Sweden, but do not conform with accounting principles generally accepted in the United States. A description of these differences and a complete reconciliation of consolidated net income and shareholders' equity to U.S. generally accepted accounting principles is set forth in Note 25.

We recommend to the general meeting of shareholders that the income statements and balance sheets of the parent company and the group be adopted, that the profit for the parent company be dealt with in accordance with the proposal in the administration report and that the members of the board of directors and the managing director be discharged from liability for the financial year.

Helsingborg/March 1, 2001

KPMG